FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

This Report on Form 6-K with respect to our quarterly results for the three-month period ended March 31, 2018 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: Registration Statements on Form F-3 (Nos. 333-92024, 333-135007, 333-158065, 333-180288, 333-202420, 333-223191) and Registration Statement on Form F-4 (No. 333-126531).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

HSBC HOLDINGS PLC

1Q18 EARNINGS RELEASE - HIGHLIGHTS

Financial performance

●     Reported revenue of $13.7bn was 6% higher, driven by higher deposit margins and balance growth in RBWM, and GLCM growth within CMB, notably in Asia. These increases were partly offset by lower revenue in Corporate Centre. Adjusted revenue of $13.9bn was 3% higher, excluding the effects of currency translation and movements in significant items.

●     Reported operating expenses of $9.4bn were 13% higher, primarily reflecting investments to grow the business and enhance our digital capabilities, and the effects of currency translation. Adjusted operating expenses of $8.2bn were 8% higher, excluding the effects of currency translation and movements in significant items.

●     Reported profit before tax of $4.8bn was 4% lower, as higher revenue was more than offset by higher operating expenses. Adjusted profit before tax of $6.0bn was 3% lower, excluding the effects of currency translation and movements in significant items.

●     Lending growth of $17bn in 1Q18, increasing net loans and advances to customers by 2% in the quarter.

●     Strong capital base with a common equity tier 1 ('CET1') ratio of 14.5% and a CRD IV leverage ratio of 5.6%.

●     We intend to initiate a share buy-back of up to $2bn, which we expect to commence shortly. In light of the growth opportunities that we currently see, we expect this to be the only share buy-back that we announce in 2018.

●     We intend to call two Tier 1 securities, with a nominal amount outstanding of $6bn.

John Flint, Group Chief Executive, said:

"Our global businesses performed well in the first quarter, maintaining momentum from the end of 2017. We continue to benefit from interest rate rises and economic growth, particularly in Asia. Our primary focus is to grow the businesses safely, and we have increased investment to deliver that aim. We intend to deliver positive jaws for 2018."

Financial highlights and key ratios
	Quarter ended 31 Mar
	2018	2017	Change
	$m	$m	%
Reported PBT	4,755	4,961	(4)
Adjusted PBT	6,033	6,210	(3)
	%	%	%
Return on average ordinary shareholders' equity (annualised)	7.5	8.0	(6.3)
Return on average tangible equity (annualised)	8.4	9.1	(7.7)
Adjusted jaws	(5.7)
We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted figures are foreign currency translation and significant items, which include litigation and regulatory items, offset by the non-recurrence of costs-to-achieve in 1Q18.

Capital and balance sheet
	At
	31 Mar	31 Dec
	2018	2017
	%	%
Common equity tier 1 ratio1	14.5	14.5
Leverage ratio1	5.6	5.6
	$m	$m
Loans and advances to customers	981,165	962,964
Customer accounts	1,379,679	1,364,462
Risk-weighted assets1	894,400	871,337
1      Calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation. Figures at 31 December 2017 are reported under IAS 39.

Table of contents
	Page		Page
Highlights	1	Risk-weighted assets	24
Group Chief Executive's review	3	Summary information - global businesses	27
Adoption of IFRS 9 'Financial Instruments'	4	Summary information - geographical regions	29
Adjusted performance	4	Appendix - selected information	31
Financial performance commentary	6	- Reconciliation of reported and adjusted results - global businesses	31
Cautionary statement regarding forward-looking statements	14	- Reconciliation of reported and adjusted risk-weighted assets	34
Summary consolidated income statement	15	- Reconciliation of reported and adjusted results - geographical regions	34
Summary consolidated balance sheet	16	First interim dividend for 2018	37
Credit risk	17	Dividend on Series A dollar preference shares	37
Capital	22	Terms and abbreviations	38
Leverage	23

HSBC Holdings plc - Earnings Release
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investor-relations.

Note to editors

HSBC Holdings plc

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from approximately 3,900 offices in 67 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,652bn at 31 March 2018, HSBC is one of the world's largest banking and financial services organisations.

Review by John Flint, Group Chief Executive
Our global businesses performed well in the first quarter. Retail Banking and Wealth Management and Commercial Banking both benefited from wider deposit spreads and increased balances to deliver significant increases in adjusted revenue on last year's first quarter. Both businesses also grew lending, with Commercial Banking making notable progress in Hong Kong and the UK, and Retail Banking and Wealth Management making further headway in the UK mortgage market. Global Banking and Markets adjusted revenue was stable relative to a strong first quarter last year, as growth in transaction banking and Equities revenue balanced the impact of lower client activity on our fixed income businesses. Global Private Banking grew adjusted revenue and continued to attract net new money in its target markets.

A stronger revenue environment enabled us to invest in growing the business. In 1Q18, we increased investment in Retail Banking and Wealth Management to further grow our market share in the UK and mainland China. We also made strategic hires in our securities joint venture in mainland China, and invested to enhance our digital capabilities in all our global businesses. This targeted spending contributed to a rise in adjusted costs in the first three months of the year. We intend to deliver positive adjusted jaws for 2018.

Having received the appropriate regulatory clearances, we now plan to execute a share buy-back of up to $2bn. We expect this to commence shortly.

Adoption of IFRS 9 'Financial Instruments'
HSBC adopted the requirements of IFRS 9 'Financial Instruments' on 1 January 2018, with the exception of the provisions relating to the presentation of gains and losses on financial liabilities designated at fair value, which were adopted on 1 January 2017.

The classification and measurement and impairment requirements of IFRS 9 were applied retrospectively by adjusting the opening balance sheet at the date of initial application. As permitted by IFRS 9, HSBC has not restated comparative periods. Adoption is expected to reduce net assets at 1 January 2018 by $1.6bn, with the classification and measurement changes increasing net assets by $1.1bn, impairment reducing net assets by $2.2bn, impacts on our associates reducing net assets by $0.9bn, and deferred tax increasing net assets by $0.4bn. The effect of IFRS 9 on the carrying value of investments in associates has been updated from the effect disclosed in our Annual Report and Accounts 2017 and in our Report on Transition to IFRS 9 'Financial Instruments' 1 January 2018 as a result of those entities publicly reporting their expected transition impacts. The effect of adoption of IFRS 9 remains subject to change until the Group finalises its financial statements for the year ending 31 December 2018.

Under IFRS 9, the recognition and measurement of expected credit losses differs from under IAS 39. The change in expected credit losses relating to financial assets under IFRS 9 is recorded in the income statement under 'change in expected credit losses and other credit impairment charges' ('ECL'). As prior periods have not been restated, changes in impairment of financial assets in the comparative periods remain in accordance with IAS 39 and are recorded in the income statement under 'loan impairment charges and other credit risk provisions' ('LICs') and are therefore not necessarily comparable to ECL recorded for the current period. Further information is provided in our Report on Transition to IFRS 9 'Financial Instruments' 1 January 2018.

Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.

We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.

Foreign currency translation differences

Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 1Q18. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 1Q18 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
●    the income statements for 4Q17 and 1Q17 at the average rates of exchange for 1Q18; and
●    the closing prior period balance sheets at the prevailing rates of exchange on 31 March 2018.
No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC's operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items

'Significant items' refers collectively to the items that management and investors would ordinarily identify and consider separately to understand better the underlying trends in the business.

The tables on pages 27 to 30 detail the effects of significant items on each of our global business segments and geographical regions in 1Q18, 4Q17 and 1Q17.

Adjusted performance - foreign currency translation of significant items

The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.

Global business performance

The Group Chief Executive, supported by the rest of the Group Management Board ('GMB'), is considered to be the Chief Operating Decision Maker ('CODM') for the purposes of identifying the Group's reportable segments.

The Group Chief Executive and the rest of the GMB review operating activity on a number of bases, including by global business and geographical region. Global businesses are our reportable segments under IFRS 8 'Operating segments'. Global business results are assessed by CODM on the basis of adjusted performance, that removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs.

A reconciliation of the Group's adjusted results to the Group's reported results is presented on page 5. Supplementary reconciliations of  adjusted to reported results by global business are presented on pages 31 to 33 for information purposes.

Management view of adjusted revenue

Our global business segment commentary includes tables which provide breakdowns of revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

Reconciliation of reported and adjusted results
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2018	2017	2017
	$m	$m	$m
Revenue
Reported	13,710	12,301	12,993
Currency translation		236	660
Significant items	140	145	(142)
- customer redress programmes	-	105	-
- disposals, acquisitions and investment in new businesses	112	79	(156)
- fair value movement on financial instruments	28	(45)	6
- currency translation of significant items		6	8
Adjusted	13,850	12,682	13,511
ECL/LICs
Reported	(170)	(658)	(236)
Currency translation		(24)	(4)
Adjusted	(170)	(682)	(240)
Operating expenses
Reported	(9,383)	(9,895)	(8,328)
Currency translation		(219)	(513)
Significant items	1,138	1,173	1,220
- costs to achieve	-	655	833
- cost of structural reform†	126	131	83
- customer redress programmes	93	272	210
- disposals, acquisitions and investment in new businesses	2	39	-
- gain on partial settlement of pension obligation	-	(188)	-
- restructuring and other related costs	20	-	-
- settlements and provisions in connection with legal and regulatory matters*	897	228	-
- currency translation of significant items		36	94
Adjusted	(8,245)	(8,941)	(7,621)
Share of profit in associates and joint ventures
Reported	598	556	532
Currency translation		18	28
Adjusted	598	574	560
Profit before tax
Reported	4,755	2,304	4,961
Currency translation		11	171
Significant items	1,278	1,318	1,078
- revenue	140	145	(142)
- operating expenses	1,138	1,173	1,220
Adjusted	6,033	3,633	6,210

†Comprises costs associated with the UK's exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

*As previously disclosed, we are engaged in active discussions with the US Department of Justice ('DoJ') with a view toward potential resolution of civil claims based on the DoJ's investigation of HSBC's legacy RMBS securitisation activities. As discussions developed during Q1 2018, we recognised a provision with respect to this matter. There can be no assurances, however, as to how or when this matter will be resolved, or whether this matter will be resolved prior to the commencement of formal legal proceedings by the DoJ or whether the ultimate loss will exceed the provision. Also in relation to securitisation matters, HSBC Mortgage Corporation (USA) Inc. and Decision One Mortgage Company LLC engaged in court-ordered mediation discussions with Residential Funding Company LLC ('RFC') and a provision has been recognised in this regard.

Financial performance commentary

Distribution of results by global business
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2018	2017	2017
	$m	$m	$m
Adjusted profit/(loss) before tax
Retail Banking and Wealth Management	1,906	1,430	1,815
Commercial Banking	2,111	1,721	1,888
Global Banking and Markets	1,713	834	1,806
Global Private Banking	113	93	74
Corporate Centre	190	(445)	627
Total	6,033	3,633	6,210

Distribution of results by geographical region
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2018	2017	2017
	$m	$m	$m
Reported profit/(loss) before tax
Europe	(18)	(2,386)	(206)
Asia	4,768	3,670	4,094
Middle East and North Africa	437	333	387
North America	(596)	521	572
Latin America	164	166	114
Total	4,755	2,304	4,961
Adjusted profit/(loss) before tax
Europe	222	(1,314)	786
Asia	4,756	4,009	4,384
Middle East and North Africa	437	347	395
North America	438	422	521
Latin America	180	169	124
Total	6,033	3,633	6,210

Adjusted PBT by global business and region is presented to support the commentary on adjusted performance on the following pages.

The tables on pages 27 to 30 reconcile reported to adjusted results for each of our global business segments and geographical regions.

Group

1Q18 compared with 1Q17 - reported results

Movement in reported profit before tax compared with 1Q17
	Quarter ended
	31 Mar	31 Mar	Variance
	2018	2017	1Q18 vs. 1Q17
	$m	$m	$m	%
Revenue	13,710	12,993	717	6
ECL/LICs	(170)	(236)	66	28
Operating expenses	(9,383)	(8,328)	(1,055)	(13)
Share of profit from associates and JVs	598	532	66	12
Profit before tax	4,755	4,961	(206)	(4)

Reported profit before tax

Reported profit before tax of $4.8bn in 1Q18 was $0.2bn or 4% lower than in 1Q17. This included a net adverse movement in significant items of $0.2bn, partly offset by the favourable effects of foreign currency translation of $0.2bn.

Excluding the effects of significant items and foreign currency translation, profit before tax decreased by $0.2bn or 3%, as revenue growth was more than offset by a rise in operating expenses.

Reported revenue

Reported revenue of $13.7bn in 1Q18 was $0.7bn or 6% higher than 1Q17. This reflected a favourable effect of foreign currency translation of $0.7bn, partly offset by a net adverse movement in significant items of $0.3bn, which included a loss on disposals, acquisitions and investment in new businesses of $0.1bn in 1Q18 related to the early redemption of subordinated debt in the US. This compared with a gain of $0.2bn in 1Q17, largely related to the disposal of our membership interest in Visa Inc.

Excluding significant items and currency translation, revenue increased by $0.3bn or 3%.

Reported ECL/LICs

The reported change in expected credit losses and other credit impairment charges ('ECL') was $0.2bn in 1Q18. This mainly related to charges of $0.3bn in RBWM, partly offset by net releases of ECL in Corporate Centre and CMB.

In 1Q17, reported LICs of $0.2bn mainly related to RBWM ($0.3bn), partly offset by net releases, notably in GB&M and Corporate Centre. The effect of currency translation differences between the periods was minimal.

Reported operating expenses

Reported operating expenses of $9.4bn were $1.1bn or 13% higher than in 1Q17 and included an adverse impact of foreign currency translation of $0.5bn, partly offset by a favourable movement in significant items of $0.1bn.

The favourable movement in significant items was driven by:

●     the non-recurrence of costs to achieve, which were $0.8bn in 1Q17; and

●     customer redress programme costs of $0.1bn in 1Q18, compared with $0.2bn in 1Q17.

These were partly offset by:

●     settlements and provisions in connection with legal and regulatory matters of $0.9bn.

Excluding significant items and currency translation, operating expenses increased by $0.6bn or 8%.

Reported income from associates

Reported income from associates of $0.6bn increased by $66m or 12%.

Group

1Q18 compared with 1Q17 - adjusted results

Movement in adjusted profit before tax compared with 1Q17
	Quarter ended
	31 Mar	31 Mar	Variance
	2018	2017	1Q18 vs. 1Q17
	$m	$m	$m	%
Revenue	13,850	13,511	339	3
ECL/LICs	(170)	(240)	70	29
Operating expenses	(8,245)	(7,621)	(624)	(8)
Share of profit from associates and JVs	598	560	38	7
Profit before tax	6,033	6,210	(177)	(3)

Adjusted profit before tax

Adjusted profit before tax of $6.0bn was $0.2bn or 3% lower compared with 1Q17, as revenue growth was more than offset by a rise in operating expenses.

Adjusted revenue

Adjusted revenue of $13.9bn was $0.3bn or 3% higher than 1Q17, notably driven by RBWM and CMB, partly offset by lower revenue in Corporate Centre. Revenue in GB&M was broadly unchanged.

●     In RBWM, revenue increased by $0.5bn or 9%, driven by growth in Retail Banking, reflecting wider spreads and balance growth in current accounts, savings and deposits, and in Wealth Management from investment distribution due to growth in sales of retail securities and mutual funds in Asia.

●     In CMB, revenue increased by $0.3bn or 10%, notably in GLCM, as we benefited from wider deposit spreads in Hong Kong and mainland China. In addition, revenue also increased in Credit and Lending ('C&L'), notably in the UK and Hong Kong as we grew balances.

●     In GB&M, revenue was broadly unchanged from 1Q17. Strong growth in GLCM and Securities Services reflected interest rate rises and deposit balance growth, primarily in Asia and the US. Revenue also increased in Global Banking from growth in lending balances, and from recoveries on restructured facilities in 1Q18. By contrast, revenue fell in Rates and Credit, partly offset in Equities and Foreign Exchange.

●     In GPB, revenue increased by $45m or 10%, mainly in Hong Kong, as higher investment revenue reflected increased client activity, and deposit revenue increased as we benefited from wider spreads.

●     In Corporate Centre, we recorded a net loss of $0.1bn in 1Q18, compared with revenue of $0.4bn in 1Q17. This was primarily in Central Treasury, reflecting lower revenue in Balance Sheet Management (down $0.3bn) and a loss arising from swap mark-to-market movements following a bond reclassification under IFRS 9 'Financial Instruments' of $0.2bn.

Adjusted ECL/LICs

Adjusted ECL of $0.2bn in 1Q18 mainly related to charges in RBWM ($0.3bn), notably in Mexico and the UK against our unsecured lending balances, and to a lesser extent in Hong Kong, also against unsecured lending. These charges were partly offset by net releases in Corporate Centre related to our Legacy Credit portfolio, as well as in CMB.

In 1Q17, adjusted LICs of $0.2bn related to charges in RBWM mainly in Mexico reflecting growth in unsecured lending together with an associated rise in delinquency.

Adjusted operating expenses

Adjusted operating expenses of $8.2bn were $0.6bn or 8% higher than 1Q17. This reflected investments to grow the business mainly in RBWM and GB&M, and continued investment in digital across all global businesses.

Our total investment in regulatory programmes and compliance was $0.7bn, up $39m or 6%. This reflected the continued focus on our Global Standards programme to ensure that changes we have made are effective and sustainable.

The number of employees expressed in full-time equivalent staff ('FTEs') at 31 March 2018 was 228,899, an increase of 212 from 31 December 2017. This was primarily driven by investments in business growth programmes.

We expect adjusted operating expenses excluding the UK bank levy for the full year to be broadly in line with 1Q18, subject to achieving full year positive jaws.

Adjusted share of income from associates

Adjusted income from associates of $0.6bn increased by $38m or 7%.

Tax expense

The effective tax rate for 1Q18 of 21.4% was lower than the 24.2% in 1Q17, principally due to a change in profit mix and a favourable adjustment in respect of prior years in comparison to 1Q17.

First interim dividend for 2018

The Board announces a first interim dividend for 2018 of $0.10 per ordinary share, further details of which are set out at the end of this release.

Retail Banking and Wealth Management

1Q18 compared with 1Q17 - adjusted results

Management view of adjusted revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2018	2017	2017	1Q18 vs. 1Q17
	$m	$m	$m	$m	%
Net operating income1
Retail Banking	3,653	3,531	3,380	273	8
- current accounts, savings and deposits	1,857	1,740	1,510	347	23
- personal lending	1,796	1,791	1,870	(74)	(4)
mortgages	579	603	630	(51)	(8)
credit cards	725	689	753	(28)	(4)
other personal lending2	492	499	487	5	1
Wealth Management	1,829	1,433	1,698	131	8
- investment distribution3	1,044	793	821	223	27
- life insurance manufacturing	503	353	614	(111)	(18)
- asset management	282	287	263	19	7
Other4	187	165	135	52	39
Total	5,669	5,129	5,213	456	9
Adjusted RoRWA (%)5	6.2	4.6	6.3
RoTE excluding significant items and UK bank levy (%)11	23.1	-	25.0

For footnotes see page 13.

Adjusted profit before tax of $1.9bn was $0.1bn or 5% higher than 1Q17. This primarily reflected increased revenue from deposits and investment distribution, partly offset by higher operating expenses.

Adjusted revenue of $5.7bn was $0.5bn or 9% higher than 1Q17, as we grew revenue in both Retail Banking and Wealth Management.

●     In Retail Banking (up $0.3bn), the increase was driven by wider spreads and balance growth in current accounts, savings and deposits, notably in Hong Kong, and to a lesser extent in the US and Mexico. This was partly offset by lower personal lending revenue, mainly in the US, mainland China and Hong Kong, reflecting continuing mortgage spread compression from competitive pressures, although we grew our total lending balances by $25bn, or 8% compared with 1Q17.

●     In Wealth Management (up $0.1bn), the increase was primarily in investment distribution, reflecting higher sales of retail securities and mutual funds in Asia, following increased investor confidence. This increase was partly offset by lower life insurance manufacturing revenue, largely from a net adverse movement in market updates of $0.2bn, notably in Asia and France.

Adjusted ECL were $0.3bn in 1Q18, mainly related to charges in Mexico, the UK and Hong Kong, primarily against unsecured lending balances.

In 1Q17, adjusted LICs of $0.3bn were notably related to charges in Mexico, as well as in the UK, Hong Kong and the UAE, against unsecured lending balances.

Adjusted operating expenses of $3.5bn increased by $0.4bn or 12% driven by investments to grow the business, particularly in cards in the Pearl River Delta and in the US, as well as continued investment in digital capabilities in our core markets. We have invested in the UK to expand our intermediary channel to exceed 30 brokers. Additionally, inflation contributed to higher operating expenses.

Commercial Banking

1Q18 compared with 1Q17 - adjusted results

Management view of adjusted revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2018	2017	2017	1Q18 vs. 1Q17
	$m	$m	$m	$m	%
Net operating income1
Global Trade and Receivables Finance	466	462	467	(1)	-
Credit and Lending	1,325	1,351	1,280	45	4
Global Liquidity and Cash Management	1,351	1,303	1,158	193	17
Markets products, Insurance and Investments, and Other6	557	416	447	110	25
Total	3,699	3,532	3,352	347	10
Adjusted RoRWA (%)5	2.8	2.2	2.6
RoTE excluding significant items and UK bank levy (%)11	15.5	-	15.7

For footnotes see page 13.

Adjusted profit before tax of $2.1bn was $0.2bn or 12% higher, as strong revenue growth was partly offset by higher operating expenses.

Adjusted revenue was $0.3bn or 10% higher, driven by an increase in GLCM and C&L. Revenue also increased from Markets products and Insurance and Investments, notably in Asia. In GTRF, revenue remained broadly unchanged.

●     In GLCM, revenue increased by $0.2bn or 17%, reflecting wider spreads in Hong Kong and mainland China as we benefited from interest rate rises. We also grew average balances compared with 1Q17.

●     In C&L, revenue increased by $45m or 4%, as we grew balances, notably in the UK and Hong Kong. This was partly offset by the effects of spread compression.

●     In GTRF, revenue was unchanged as balance sheet growth in the UK and Asia was offset by lower balances in MENA reflecting the effect of repositioning.

A net release in adjusted ECL of $0.1bn reflected continuing stable credit conditions. In 1Q17, there was a net release of adjusted LICs of $10m.

Adjusted operating expenses of $1.7bn were $0.2bn or 12% higher, reflecting continued investment in Global Standards and digital capabilities, as well as higher performance-related pay.

Global Banking and Markets

1Q18 compared with 1Q17 - adjusted results

Management view of adjusted revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2018	2017	2017	1Q18 vs. 1Q17
	$m	$m	$m	$m	%
Net operating income1
Global Markets	1,864	1,323	2,066	(202)	(10)
- Foreign exchange	741	625	658	83	13
- Rates	445	282	696	(251)	(36)
- Credit	252	146	351	(99)	(28)
- FICC	1,438	1,053	1,705	(267)	(16)
- Equities	426	270	361	65	18
Global Banking	1,010	933	949	61	6
Global Liquidity and Cash Management	635	599	543	92	17
Securities Services	482	477	431	51	12
Global Trade and Receivables Finance	180	171	189	(9)	(5)
Principal Investments	69	64	32	37	116
Credit and funding valuation adjustments7	(65)	(109)	-	(65)	n/a
Other8	(27)	5	(68)	41	60
Total	4,148	3,463	4,142	6	-
Adjusted RoRWA (%)5	2.3	1.1	2.4
RoTE excluding significant items and UK bank levy (%)11	11.9	-	12.8

For footnotes see page 13.

Adjusted profit before tax of $1.7bn was $0.1bn or 5% lower, reflecting an increase in operating expenses, and a small charge in ECL in contrast to a net release of LICs in 1Q17.

Adjusted revenue of $4.1bn was broadly unchanged and included a net adverse movement of $65m on credit and funding valuation adjustments. Excluding these movements, revenue increased by $71m or 2%. The increase in adjusted revenue primarily reflected:

●     an increase in our transaction banking products, with double digit growth in GLCM (up $0.1bn, or 17%), and in Securities Services (up $0.1bn, or 12%), driven by the impact of higher interest rates and growth of operating balances as we continued to win new client mandates in GLCM, notably in Asia and the US;

●     an increase in Global Banking (up $0.1bn, or 6%), as we continued to grow lending balances, and from recoveries on restructured facilities, partly offset by muted investment banking activity compared with 1Q17.

This was partly offset by:

●     a decrease in Global Markets (down $0.2bn), primarily in fixed income revenue (Rates and Credit) reflecting reduced client flows, although this was partly offset by higher revenue in Equities and Foreign Exchange.

Adjusted ECL were $22m in 1Q18. In 1Q17, there was a net release of adjusted LICs of $21m.

Adjusted operating expenses increased by $0.1bn or 2%, reflecting increased litigation expenses, and a rise in investment costs to grow the business.

Global Private Banking

1Q18 compared with 1Q17 - adjusted results

Management view of adjusted revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2018	2017	2017	1Q18 vs. 1Q17
	$m	$m	$m	$m	%
Net operating income1
Investment revenue	210	168	185	25	14
Lending	103	104	97	6	6
Deposit	122	109	92	30	33
Other	47	49	63	(16)	(25)
Total	482	430	437	45	10
Adjusted RoRWA (%)5	2.8	2.2	1.9
RoTE excluding significant items and UK bank levy (%)11	12.3	-	7.4

       For footnotes see page 13.

Adjusted profit before tax of $113m was $39m or 53% higher, due to revenue growth, partly offset by a marginal increase in operating expenses.

Adjusted revenue of $0.5bn increased by $45m or 10%, mainly in Hong Kong from higher investment revenue due to increased client activity and higher deposit revenue as spreads widened following interest rate rises.

In 1Q18, we attracted net new money of $5.3bn in key markets targeted for growth.

Adjusted operating expenses of $0.4bn increased by 3% primarily reflecting higher performance-related pay.

Corporate Centre

1Q18 compared with 1Q17 - adjusted results

Management view of adjusted revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2018	2017	2017	1Q18 vs. 1Q17
	$m	$m	$m	$m	%
Net operating income1
Central Treasury9	(75)	269	364	(439)	(121)
Legacy portfolios	19	(84)	28	(9)	(32)
- US run-off portfolio	12	(7)	28	(16)	(57)
- legacy credit	7	(77)	-	7	n/a
Other10	(92)	(57)	(25)	(67)	>(200)
Total	(148)	128	367	(515)	(140)

For footnotes see page 13.

Adjusted profit before tax of $0.2bn was $0.4bn or 70% lower, driven by a decrease in revenue, while operating expenses were broadly unchanged.

We recorded a net loss of adjusted revenue of $0.1bn in 1Q18, compared with revenue of $0.4bn in 1Q17. This reduction mainly reflected decreases in Central Treasury primarily due to:

●     lower revenue in Balance Sheet Management (down $0.3bn) reflecting repositioning carried out in 2017 in anticipation of higher policy rates, lower reinvestment yields and lower gains from AFS disposals; and

●     a loss arising from adverse swap mark-to-market movements following a bond reclassification under IFRS 9 'Financial Instruments' ($0.2bn).

A net release of adjusted ECL of $0.1bn in 1Q18 primarily related to our Legacy Credit portfolio.

In 1Q17, we recorded a net release of LICs of $41m which included releases related to Legacy Credit, as well as our US run-off portfolio.

Adjusted operating expenses of $0.3bn were broadly unchanged from 1Q17.

Adjusted income from associates increased by $44m or 8%.

Group

1Q18 compared with 4Q17 - reported results

Movement in reported profit before tax compared with 4Q17
	Quarter ended
	31 Mar	31 Dec	Variance
	2018	2017	1Q18 vs. 4Q17
	$m	$m	$m	%
Revenue	13,710	12,301	1,409	11
ECL/LICs	(170)	(658)	488	74
Operating expenses	(9,383)	(9,895)	512	5
Share of profit from associates and JVs	598	556	42	8
Profit before tax	4,755	2,304	2,451	106

Reported profit before tax

Reported profit before tax of $4.8bn in 1Q18 was $2.5bn higher than in 4Q17. This included a net favourable movement in significant items of $40m.

Excluding significant items, profit before tax increased by $2.4bn to $6.0bn, reflecting higher revenue and lower operating expenses.

Reported revenue

Reported revenue of $13.7bn in 1Q18 was $1.4bn or 11% higher than in 4Q17, and reflected a favourable effect of foreign currency translation of $0.2bn. Significant items of $0.1bn were broadly in line with 4Q17.

Excluding significant items and currency translation differences, revenue increased by $1.2bn or 9% reflecting revenue growth in all global businesses, partly offset by lower revenue in Corporate Centre.

Reported ECL/LICs

ECL were $0.2bn in 1Q18. This mainly related to charges of $0.3bn in RBWM, partly offset by a net release of ECL in Corporate Centre and CMB.

LICs in 4Q17 were $0.7bn and were mainly incurred in GB&M $0.4bn. In addition we incurred charges of $0.2bn in RBWM and $0.2bn in CMB. These charges were partly offset by a net release of $0.1bn in Corporate Centre.

Reported operating expenses

Reported operating expenses of $9.4bn were $0.5bn or 5% lower. This reduction included a $35m favourable movement in significant items which included:

●     the non-recurrence of costs to achieve, which were $0.7bn in 4Q17;

●     customer redress programme costs of $0.1bn in 1Q18, compared with $0.3bn in 4Q17.

These were partly offset by:

●     settlements and provisions in connection with legal matters of $0.9bn in 1Q18. This compared with settlements and provisions in connection with legal matters of $0.2bn in 4Q17.

Excluding significant items and an adverse effect of foreign currency translation of $0.2bn, operating expenses decreased by $0.7bn or 8%.

Reported income from associates

Reported income from associates of $0.6bn was $42m or 8% higher than in 4Q17.

Group

1Q18 compared with 4Q17 - adjusted results

Movement in adjusted profit before tax compared with 4Q17
	Quarter ended
	31 Mar	31 Dec	Variance
	2018	2017	1Q18 vs. 4Q17
	$m	$m	$m	%
Revenue	13,850	12,682	1,168	9
ECL/LICs	(170)	(682)	512	75
Operating expenses	(8,245)	(8,941)	696	8
Share of profit from associates and JVs	598	574	24	4
Profit before tax	6,033	3,633	2,400	66
Adjusted profit before tax

On an adjusted basis, profit before tax of $6.0bn was $2.4bn or 66% higher, reflecting higher revenue and lower operating expenses.

Adjusted revenue

Adjusted revenue of $13.9bn increased by $1.2bn or 9% compared with 4Q17, mainly reflecting higher revenue in all our global businesses, partly offset by lower revenue in Corporate Centre.

●     In GB&M revenue increased by $0.7bn, with growth in all businesses, notably in Global Markets reflecting a seasonal increase in client activity in 1Q18, as well as continued momentum in GLCM and Securities Services.

●     In RBWM, revenue increased by $0.5bn, driven by Wealth Management, notably in investment distribution and insurance manufacturing in Asia from higher sales in 1Q18 compared with 4Q17, due to seasonality.

●     In CMB, revenue increased by $0.2bn, notably in GLCM as spreads widened, primarily in Asia. Revenue also increased from Insurance and Investments and Markets products, notably in Asia.

These increases were partly offset:

●     In Corporate Centre, revenue decreased by $0.3bn, notably as a result of a loss arising from adverse swap mark-to-market movements following a bond reclassification under IFRS 9 'Financial Instruments' ($0.2bn).

Adjusted ECL/LICs

Adjusted ECL of $0.2bn, mainly related to charges in RBWM ($0.3bn), notably in Mexico against our unsecured lending balances, as well as in the UK and Hong Kong, also against unsecured lending. These charges were partly offset by a net release in Corporate Centre.

In 4Q17, adjusted LICs were $0.7bn and included individually assessed LICs relating to two large corporate exposures in GB&M in Europe. In addition, 4Q17 included LICs of $0.2bn in CMB, primarily related to individually assessed exposures in the UK, and in RBWM LICs of $0.2bn related mainly to our unsecured lending portfolio in Mexico.

Adjusted operating expenses

Adjusted operating expenses of $8.2bn were $0.7bn or 8% lower, primarily due to a UK bank levy charge of $0.9bn recorded in 4Q17. Excluding this charge, adjusted operating expenses increased by $0.2bn or 2%, mainly reflecting investments to grow the business and enhance our digital capabilities, and also an increase in performance-related pay.

Adjusted share of income from associates

Adjusted income from associates of $0.6bn was $24m or 4% higher than in 4Q17.

Balance sheet commentary compared with 1 January 2018

The impact of transitioning to IFRS 9 'Financial Instruments' on 1 January 2018 was a reduction in our total assets of $3.3bn from 31 December 2017, as well as the reclassification of certain items within the balance sheet. The commentary that follows compares our balance sheet as at 31 March 2018 with that as at 1 January 2018.

At 31 March 2018 our total assets were $2.7tn, an increase of $134bn or 5% on a reported basis and $95bn or 4% on a constant currency basis. The reported growth reflected an increase in short-term settlement accounts relating to Global Markets activity of $33bn, as activity increased after the seasonal reduction in December 2017, as well as an increase in loans and advances to customers (up $31bn), and trading assets (up $23bn).

Loans and advances to customers

Reported loans and advances to customers grew by $31.4bn or 3%, and included a favourable effect of currency translation of $14.6bn.

Excluding currency translation, and a small reduction in corporate overdraft balances relating to customers that settled their overdraft and deposit balances on a net basis, loans and advances to customers grew by $17.0bn, reflecting continued lending growth in Asia (up $14.2bn), primarily in Hong Kong as we increased term lending in CMB and GB&M.

We also grew lending in the Middle East and North Africa by $2.1bn, notably in term lending in GB&M.

Lending in Europe fell by $0.4bn, as growth in term lending in CMB in the UK was more than offset by a reduction in GB&M in the UK reflecting a reclassification of short-term lending by Global Markets into other assets during 1Q18. In RBWM we continued to grow our mortgage lending, notably in the UK (up $1.8bn).

Customer accounts

Reported customer accounts grew by $19.5bn, but were broadly unchanged on a constant currency basis, despite robust growth in RBWM, notably in Hong Kong and the UK.

We grew balances in Europe by $8.0bn, reflecting growth in GB&M in the UK, partly offset in CMB, as well as in GPB as we actively redeployed clients' deposits to assets under management to maximise their returns.

In Asia customer accounts fell by $3.5bn, primarily in GB&M and CMB in Hong Kong and mainland China, as seasonal customer outflows were higher than new deposit growth. The remaining reduction in customer accounts was driven by North America, notably in GB&M and CMB.

Net interest margin

	Quarter ended		Year ended
	31 Mar	31 Mar	31 Dec
	2018	2017	2017
	$m	$m	$m
Net interest income	7,456	6,787	28,176
Average interest earning assets	1,812,194	1,683,136	1,726,120
	%	%	%
Gross yield	2.55	2.33	2.37
Less: cost of funds	(1.02)	(0.83	(0.88)
Net interest spread	1.53	1.50	1.49
Net interest margin	1.67	1.64	1.63

The 1Q18 net interest margin of 1.67% was 4bps higher than that for 2017. This was driven by an increase of 18bps in gross yields, partly offset by an increase of 14bps in the cost of funds.

Gross yields benefited from a rate rise in Hong Kong, notably from increased lending yields on term lending in Asia. Gross yields on surplus liquidity increased in all regions, mainly on AFS securities. These benefits were partly offset by the completion of the run-off of our higher-yielding US CML portfolio in 2017 and continuing competitive pressures on lending yields in Europe, notably in mortgages and overdrafts, despite balance growth.

The cost of funds rose by 14bps from the increased cost of customer accounts, mainly deposit accounts in Asia reflecting the rate rise in Hong Kong. The cost of Group debt also rose, primarily relating to the higher cost of issuances of senior debt by HSBC Holdings.

Compared with the fourth quarter of 2017, net interest margin increased, reflecting an increase in our gross yields, driven by increased lending yields and increased yields on surplus liquidity in most regions. This was partly offset by an increase in our cost of funds, notably from increased cost of customer accounts in Asia.

Notes

●     Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2018 and the quarter ended 31 March 2017. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2018 and the corresponding balances at 1 January 2018.

●     The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC's significant accounting policies as described on pages 188 to 194 of our Annual Report and Accounts 2017 and the new policies for financial instruments as described on pages 16 to 20 of our Report on Transition to IFRS 9 'Financial Instruments' 1 January 2018. Comparative periods have not been restated. IFRS 9 does not require restatement and the impact of other new policies are not material.

●     The Board has adopted a policy of paying quarterly interim dividends on ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend. Details of the first interim dividend for 2018 and the series A dollar preference share dividend are set out at the end of this release.

Footnotes to financial performance commentary
1	Net operating income before changes in expected credit losses and other credit impairment charges, also referred to as revenue.
2	'Other personal lending' includes personal non-residential closed-end loans and personal overdrafts.
3
'Investment distribution' includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and Wealth Insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

4	'Other' mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.
5
Adjusted return on average risk-weighted assets ('Adjusted RoRWA') is used to measure the performance of RBWM, CMB, GB&M and GPB. Adjusted RoRWA is calculated using annualised profit before tax and reported average risk-weighted assets at constant currency adjusted for the effects of significant items.

6	'Markets products, Insurance and Investments and Other' includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and Global Banking products.
7
From 1 January 2018, the qualifying components according to IFRS 7 'Financial Instruments: Disclosures' of fair value movements relating to changes in credit spreads on structured liabilities, were recorded through OCI. The residual movements remain in credit and funding valuation adjustments, and comparatives have not been restated.

8
'Other' in GB&M includes net interest earned on free capital held in the global business not assigned to products, allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities that is not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within 'Other'.

9
Central Treasury includes revenue relating to Balance Sheet Management ('BSM') of $592m (4Q17: $660m; 1Q17: $854m), interest expense of $377m (4Q17: $278m; 1Q17: $343m) and adverse valuation differences on issued long-term debt and associated swaps of $241m (4Q17: adverse movements of $56m; 1Q17: adverse movements of $65m). Revenue relating to BSM includes other internal allocations, including notional tax credits to reflect the economic benefit generated by certain activities which is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included in other Central Treasury.

10	Other miscellaneous items in Corporate Centre include internal allocations relating to legacy credit.
11
Return on average tangible equity ('RoTE') is calculated as Profit Attributable to Ordinary Shareholders (based on annualised Reported PBT, as adjusted for tax, insurance balances, certain capital securities and associates) divided by allocated Average Tangible Shareholders' Equity. In 1Q18, Group RoTE on this basis was 8.4%.
RoTE excluding significant items and the UK bank levy adjusts RoTE for the effects of significant items, the UK bank levy, tax and other items. This is the RoTE measure used at the global business level. In 1Q18, Group RoTE excluding significant items and the UK bank levy was 11.6%.
The reconciling items between Group RoTE and Group RoTE excluding significant items and the UK bank levy in 1Q18 were significant items (+3.5% points), the UK bank levy (+0.1% points), tax (-0.2% points) and other items (-0.2% points).

Cautionary statement regarding forward-looking statements
This Earnings Release contains certain forward-looking statements with respect to HSBC's financial condition, results of operations, capital position and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.

These include, but are not limited to:

●     changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

●     changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the conduct of business of financial institutions in serving their retail customers, corporate clients and counterparties; the standards of market conduct; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

●     factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in the 'top and emerging risks' on pages 63 to 66 of the Annual Report and Accounts 2017.

For further information contact:

Investor Relations	Media Relations
UK - Richard O'Connor	UK - Heidi Ashley
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 2045

Hong Kong - Hugh Pye
Tel: +852 2822 4908

Summary consolidated income statement

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2018	2017	2017
	$m	$m	$m
Net interest income	7,456	7,272	6,787
Net fee income	3,507	3,065	3,224
Net income from financial instruments held for trading or managed on a fair value basis2,3	2,384	1,997	2,187
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss2	(155)	627	964
Changes in fair value of long-term debt and related derivatives3	10	(13)	24
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss2	117	N/A	N/A
Gains less losses from financial investments	101	71	338
Dividend income	9	17	13
Net insurance premium income	3,078	2,317	2,793
Other operating income/(expense)	41	(79)	202
Total operating income	16,548	15,274	16,532
Net insurance claims and benefits paid and movement in liabilities to policyholders	(2,838)	(2,973)	(3,539)
Net operating income before change in expected credit losses and other credit impairment charges	13,710	12,301	12,993
Change in expected credit losses and other credit impairment charges	(170)	N/A	N/A
Loan impairment charges and other credit risk provisions	N/A	(658)	(236)
Net operating income	13,540	11,643	12,757
Total operating expenses	(9,383	(9,895)	(8,328)
Operating profit/(loss)	4,157	1,748	4,429
Share of profit in associates and joint ventures	598	556	532
Profit/(loss) before tax	4,755	2,304	4,961
Tax expense	(1,017)	(1,978)	(1,201)
Profit/(loss) after tax	3,738	326	3,760
Attributable to:
- ordinary shareholders of the parent company	3,086	(274)	3,130
- preference shareholders of the parent company	22	23	22
- other equity holders	288	303	313
- non-controlling interests	342	274	295
Profit/(loss) after tax	3,738	326	3,760
	$	$	$
Basic earnings per share	0.15	(0.01)	0.16
Diluted earnings per share	0.15	(0.01)	0.16
Dividend per ordinary share (in respect of the period)	0.10	0.21	0.10
	%	%	%
Return on average ordinary shareholders' equity (annualised)	7.5	(0.7)	8.0
Return on average tangible equity (annualised)	8.4	(0.5)	9.1
Return on average risk-weighted assets1	2.2	1.0	2.3
Cost efficiency ratio	68.4	80.4	64.1

1      Return on average risk-weighted assets is calculated using annualised profit before tax and reported average risk-weighted assets.

 2      The classification and measurement requirements under IFRS 9, which was adopted from 1 January 2018, are based on an entity's assessment of both the business model for managing the assets and the contractual cash flow characteristics of the assets. The standard contains a classification for items measured mandatorily at fair value through profit or  loss as a residual category. Given its residual nature, the presentation of the income statement has been updated to separately present items in this category which are of a dissimilar nature or function, in line with IAS 1 'Presentation of Financial Statements' requirements. Comparative data have been re-presented. There is no net impact on Total operating income.

3      Prior to 2018 foreign exchange exposure on some financial instruments designated at fair value was presented in the same line in the income statement as the underlying fair value movement on these instruments. In 2018 we have grouped the presentation of the entire effect of foreign exchange exposure in profit or loss and presented it within 'Net income from financial instruments held for trading or managed on a fair value basis'. Comparative data have been re-presented. There is no net impact on Total operating income and the impact on 'Changes in fair value of long-term debt and related derivatives' is $563m in 4Q17 and $84m in 1Q17.

Summary consolidated balance sheet

	At
	31 Mar	1 Jan	31 Dec
	2018	20181	2017
	$m	$m	$m
Assets
Cash and balances at central banks	184,445	180,621	180,624
Trading assets	277,116	254,410	287,995
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	40,964	39,746	N/A
Financial assets designated at fair value	N/A	N/A	29,464
Derivatives	221,038	219,818	219,818
Loans and advances to banks	78,727	82,559	90,393
Loans and advances to customers	981,165	949,737	962,964
Reverse repurchase agreements - non-trading	213,107	201,553	201,553
Financial investments	392,878	383,499	389,076
Other assets	262,683	206,487	159,884
Total assets	2,652,123	2,518,430	2,521,771
Liabilities and Equity
Liabilities
Deposits by banks	63,999	64,492	69,922
Customer accounts	1,379,679	1,360,227	1,364,462
Repurchase agreements - non-trading	168,614	130,002	130,002
Trading liabilities	83,364	80,864	184,361
Financial liabilities designated at fair value	150,008	144,006	94,429
Derivatives	216,902	216,821	216,821
Debt securities in issue	71,482	66,536	64,546
Liabilities under insurance contracts	87,611	85,598	85,667
Other liabilities	226,902	173,660	113,690
Total liabilities	2,448,561	2,322,206	2,323,900
Equity
Total shareholders' equity	195,924	188,644	190,250
Non-controlling interests	7,638	7,580	7,621
Total equity	203,562	196,224	197,871
Total liabilities and equity	2,652,123	2,518,430	2,521,771
	%	%	%
Ratio of customer advances to customer accounts	71.1	69.8	70.6
1      Balances at 1 January 2018 have been prepared in accordance with accounting policies referred to on page 13. 31 December 2017 balances have not been represented.

Credit risk
Refer to pages 16 to 20 of our Report on Transition to IFRS 9 'Financial Instruments' 1 January 2018 for the new policies for financial instruments.

Summary of credit risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 31 Mar 2018		At 1 Jan 2018
	Gross carrying/nominal amount	Allowance for ECL1	Gross carrying/nominal amount	Allowance for ECL1
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	990,523	(9,358)	959,080	(9,343)
- personal	388,278	(3,068)	375,069	(3,047)
- corporate and commercial	542,061	(6,023)	520,137	(6,053)
- non-bank financial institutions	60,184	(267)	63,874	(243)
Loans and advances to banks at amortised cost	78,750	(23)	82,582	(23)
Other financial assets measured at amortised cost	615,008	(75)	557,864	(114)
- cash and balances at central banks	184,448	(3)	180,624	(3)
- items in the course of collection from other banks	5,527	-	6,628	-
- Hong Kong Government certificates of indebtedness	36,334	-	34,186	-
- reverse repurchase agreements - non-trading	213,107	-	201,553	-
- financial investments	60,568	(18)	59,539	(16)
- prepayments, accrued income and other assets2	115,024	(54)	75,334	(95)
Total gross carrying amount on balance sheet	1,684,281	(9,456)	1,599,526	(9,480)
Loans and other credit related commitments	517,769	(375)	501,361	(376)
- personal	205,638	(44)	196,093	(14)
- corporate and commercial	263,335	(324)	262,391	(355)
- financial	48,796	(7)	42,877	(7)
Financial guarantee and similar contracts	89,096	(184)	89,382	(161)
- personal	1,408	(3)	791	(4)
- corporate and commercial	76,352	(176)	78,102	(153)
- financial	11,336	(5)	10,489	(4)
Total nominal amount off-balance sheet3	606,865	(559)	590,743	(537)
	2,291,146	(10,015)	2,190,269	(10,017)

	Fair value	Memorandum allowance for ECL4	Fair value	Memorandum allowance for ECL4
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income	330,420	(122	322,163	(184

1      The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.

2      Includes only those financial instruments which are subject to the impairment requirements of IFRS 9. 'Prepayments, accrued income and other assets' as presented within the summary consolidated balance sheet on page 16 includes both financial and non-financial assets.

3      Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

4      Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in 'Change in expected credit losses and other credit impairment charges' in the income statement.

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 March 2018
Gross carrying/nominal amount1							Allowance for ECL							ECL coverage %
Stage 1	Stage 2	Of which:	Of which:	Stage 3	POCI3	Total	Stage 1	Stage 2	Of which:	Of which:	Stage 3	POCI3	Total	Stage 1	Stage 2	Of which:	Of which:	Stage 3	POCI3	Total
		1 to 29 DPD2	30 and > DPD2						1 to 29 DPD2	30 and > DPD2						1 to 29 DPD2	30 and > DPD2
$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%	%	%

Loans and advances to customers at amortised cost	906,278	68,078	3,069	2,136	15,367	800	990,523	(1,273)	(2,230)	(246)	(251)	(5,665)	(190)	(9,358)	0.1	3.3	8.0	11.8	36.9	23.8	0.9
- personal	365,886	17,580	2,183	1,317	4,812	-	388,278	(559)	(1,184)	(191)	(224)	(1,325)	-	(3,068)	0.2	6.7	8.7	17.0	27.5	-	0.8
- corporate and commercial	483,882	47,415	870	806	9,964	800	542,061	(675)	(1,020)	(55)	(27)	(4,138)	(190)	(6,023)	0.1	2.2	6.3	3.3	41.5	23.8	1.1
- non-bank financial institutions	56,510	3,083	16	13	591	-	60,184	(39)	(26)	-	-	(202)	-	(267)	0.1	0.8	-	-	34.2	-	0.4
Loans and advances to banks at amortised cost	78,137	594	2	30	19	-	78,750	(18)	(3)	(1)	-	(2)	-	(23)	-	0.5	50.0	-	10.5	-	-
Other financial assets measured at amortised cost	613,843	1,084	22	45	79	2	615,008	(40)	(3)	-	-	(32)	-	(75)	-	0.3	-	-	40.5	-	-
Loan and other credit-related commitments	487,707	29,359			696	7	517,769	(109)	(172)			(94)	-	(375)	-	0.6			13.5	-	0.1
- personal	202,538	2,912			188	-	205,638	(11)	(1)			(32)	-	(44)	-	-			17.0	-	-
- corporate and commercial	237,562	25,304			462	7	263,335	(91)	(171)			(62)	-	(324)	-	0.7			13.4	-	0.1
- financial	47,607	1,143			46	-	48,796	(7)	-			-	-	(7)	-	-			-	-	-
Financial guarantee and similar contracts	79,251	9,014			814	17	89,096	(43)	(57)			(84)	-	(184)	0.1	0.6			10.3	-	0.2
- personal	1,404	1			3	-	1,408	(1)	-			(2)	-	(3)	0.1	-			66.7	-	0.2
- corporate and commercial	66,892	8,632			811	17	76,352	(38)	(56)			(82)	-	(176)	0.1	0.6			10.1	-	0.2
- financial	10,955	381			-	-	11,336	(4)	(1)			-	-	(5)	-	0.3			-	-	-
At 31 Mar 2018	2,165,216	108,129			16,975	826	2,291,146	(1,483)	(2,465)			(5,877)	(190)	(10,015)	0.1	2.3			34.6	23.0	0.4
For footnotes, see page 19.

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 1 January 2018
Gross carrying/nominal amount1							Allowance for ECL							ECL coverage %
Stage 1	Stage 2	Of which:	Of which:	Stage 3	POCI3	Total	Stage 1	Stage 2	Of which:	Of which:	Stage 3	POCI3	Total	Stage 1	Stage 2	Of which:	Of which:	Stage 3	POCI3	Total
		1 to 29 DPD2	30 and > DPD2						1 to 29 DPD2	30 and > DPD2						1 to 29 DPD2	30 and > DPD2
$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%	%	%

Loans and advances to customers at amortised cost	871,566	72,658	2,393	2,447	13,882	974	959,080	(1,309)	(2,201)	(261)	(261)	(5,591)	(242)	(9,343)	0.2	3.0	10.9	10.7	40.3	24.8	1.0
- personal	354,305	16,354	1,683	1,428	4,410	-	375,069	(581)	(1,156)	(218)	(230)	(1,310)	-	(3,047)	0.2	7.1	13.0	16.1	29.7	-	0.8
- corporate and commercial	456,837	53,262	684	977	9,064	974	520,137	(701)	(1,037)	(42)	(31)	(4,073)	(242)	(6,053)	0.2	1.9	6.1	3.2	44.9	24.8	1.2
- non-bank financial institutions	60,424	3,042	26	42	408	-	63,874	(27)	(8)	(1)	-	(208)	-	(243)	-	0.3	3.8	-	51.0	-	0.4
Loans and advances to banks at amortised cost	81,027	1,540	7	66	15	-	82,582	(17)	(4)	(2)	-	(2)	-	(23)	-	0.3	28.6	-	13.3	-	-
Other financial assets measured at amortised cost	556,185	1,517	133	46	155	7	557,864	(28)	(4)	-	(1)	(82)	-	(114)	-	0.3	-	2.2	52.9	-	-
Loan and other credit-related commitments	475,986	24,330			999	46	501,361	(126)	(183)			(67)	-	(376)	-	0.8			6.7	-	0.1
- personal	194,320	1,314			459	-	196,093	(13)	(1)			-	-	(14)	-	0.1			-	-	-
- corporate and commercial	240,854	20,951			540	46	262,391	(108)	(180)			(67)	-	(355)	-	0.9			12.4	-	0.1
- financial	40,812	2,065			-	-	42,877	(5)	(2)			-	-	(7)	-	0.1			-	-	-
Financial guarantee and similar contracts	77,921	11,014			413	34	89,382	(36)	(47)			(78)	-	(161)	-	0.4			18.9	-	0.2
- personal	768	18			5	-	791	-	(2)			(2)	-	(4)	-	11.1			40.0	-	0.5
- corporate and commercial	67,596	10,064			408	34	78,102	(35)	(44)			(74)	-	(153)	0.1	0.4			18.1	-	0.2
- financial	9,557	932			-	-	10,489	(1)	(1)			(2)	-	(4)	-	0.1			-	-	-
At 1 Jan 2018	2,062,685	111,059			15,464	1,061	2,190,269	(1,516)	(2,439)			(5,820)	(242)	(10,017)	0.1	2.2			37.6	22.8	0.5
1      Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

2      Days past due ('DPD'). Up to date accounts in Stage 2 are not shown in amounts presented above.

3      Purchased or originated credit-impaired ('POCI').

Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	275,794	8,376	3,160	287,330	(41)	(73)	(491)	(605)
- of which:
interest only (including offset)	31,482	1,231	237	32,950	(3)	(17)	(67)	(87)
affordability including ARMs	13,380	2,409	569	16,358	(2)	(4)	(5)	(11)
Other personal lending	90,092	9,204	1,652	100,948	(518)	(1,111)	(834)	(2,463)
- other	66,961	5,163	1,087	73,211	(233)	(349)	(484)	(1,066)
- credit cards	20,681	3,855	492	25,028	(279)	(744)	(333)	(1,356)
- second lien residential mortgages	1,080	142	69	1,291	(2)	(14)	(14)	(30)
- motor vehicle finance	1,370	44	4	1,418	(4)	(4)	(3)	(11)
At 31 Mar 2018	365,886	17,580	4,812	388,278	(559)	(1,184)	(1,325)	(3,068)
By geography
Europe	171,904	5,594	2,108	179,606	(177)	(282)	(518)	(977)
- of which: UK	141,821	4,165	1,429	147,415	(168)	(259)	(316)	(743)
Asia	146,034	5,822	694	152,550	(176)	(381)	(197)	(754)
- of which: HK	95,662	2,861	171	98,694	(70)	(249)	(39)	(358)
MENA	5,710	552	476	6,738	(62)	(123)	(294)	(479)
North America	36,575	4,512	1,215	42,302	(23)	(97)	(142)	(262)
Latin America	5,663	1,100	319	7,082	(121)	(301)	(174)	(596)
At 31 Mar 2018	365,886	17,580	4,812	388,278	(559)	(1,184)	(1,325)	(3,068)

Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	483,882	47,415	9,964	800	542,061	(675)	(1,020)	(4,138)	(190)	(6,023)
- agriculture, forestry and fishing	7,964	1,317	317	3	9,601	(28)	(37)	(127)	(2)	(194)
- mining and quarrying	9,282	3,094	704	1	13,081	(17)	(193)	(221)	(1)	(432)
- manufacture	90,635	10,555	1,849	501	103,540	(139)	(162)	(922)	(66)	(1,289)
- electricity, gas, steam and air-conditioning supply	14,998	1,330	84	55	16,467	(15)	(37)	(23)	(40)	(115)
- water supply, sewerage, waste management and remediation	3,043	112	20	-	3,175	(5)	(3)	(8)	-	(16)
- construction	14,901	1,449	876	43	17,269	(38)	(35)	(456)	(42)	(571)
- wholesale and retail trade, repair of motor vehicles and motorcycles	85,380	11,130	3,062	117	99,689	(81)	(126)	(1,002)	(14)	(1,223)
- transportation and storage	23,254	1,439	150	59	24,902	(23)	(62)	(84)	(17)	(186)
- accommodation and food	18,021	1,995	242	-	20,258	(42)	(53)	(68)	-	(163)
- publishing, audiovisual and broadcasting	18,729	1,324	142	-	20,195	(30)	(24)	(85)	-	(139)
- real estate	113,512	7,029	1,208	1	121,750	(90)	(94)	(636)	-	(820)
- professional, scientific and technical activities	20,484	1,769	289	-	22,542	(28)	(25)	(65)	-	(118)
- administrative and support services	22,024	1,498	345	20	23,887	(33)	(38)	(181)	(8)	(260)
- public administration and defence, compulsory social security	1,411	222	-	-	1,633	(1)	(2)	-	-	(3)
- education	1,963	101	18	-	2,082	(11)	(5)	(9)	-	(25)
- health and care	5,753	539	132	-	6,424	(12)	(16)	(53)	-	(81)
- arts, entertainment and recreation	4,559	397	51	-	5,007	(21)	(30)	(8)	-	(59)
- other services	15,890	1,119	462	-	17,471	(59)	(52)	(190)	-	(301)
- activities of households	123	721	-	-	844	-	-	-	-	-
- extra-territorial organisations and bodies activities	1,460	11	4	-	1,475	-	-	-	-	-
- government	9,332	176	9	-	9,517	(2)	(1)	-	-	(3)
- asset-backed securities	1,164	88	-	-	1,252	-	(25)	-	-	(25)
Non-bank financial institutions	56,510	3,083	591	-	60,184	(39)	(26)	(202)	-	(267)
Loans and advances to banks	78,137	594	19	-	78,750	(18)	(3)	(2)	-	(23)
At 31 Mar 2018	618,529	51,092	10,574	800	680,995	(732)	(1,049)	(4,342)	(190)	(6,313)
By geography
Europe	208,110	15,051	5,911	626	229,698	(379)	(578)	(2,030)	(98)	(3,085)
- of which: UK	147,238	11,724	4,190	424	163,576	(276)	(515)	(1,332)	(22)	(2,145)
Asia	314,431	19,490	1,713	116	335,750	(178)	(115)	(963)	(41)	(1,297)
- of which: HK	182,941	12,225	825	72	196,063	(81)	(65)	(419)	(26)	(591)
MENA	24,598	5,117	1,803	47	31,565	(51)	(96)	(983)	(47)	(1,177)
North America	54,405	10,531	851	-	65,787	(36)	(227)	(221)	-	(484)
Latin America	16,985	903	296	11	18,195	(88)	(33)	(145)	(4)	(270)
At 31 Mar 2018	618,529	51,092	10,574	800	680,995	(732)	(1,049)	(4,342)	(190)	(6,313)

Capital

Key metrics
			At
			31 Mar1	1 Jan1	31 Dec2
Ref*		Footnotes	2018	2018	2017
	Available capital ($bn)	3
1	Common equity tier 1 ('CET1') capital		129.6	127.3	126.1
2	CET1 capital as if IFRS 9 transitional arrangements had not been applied		128.6	126.3	N/A
3	Tier 1 capital		157.1	152.1	151.0
4	Tier 1 capital as if IFRS 9 transitional arrangements had not been applied		156.1	151.1	N/A
5	Total capital		185.2	183.1	182.4
6	Total capital as if IFRS 9 transitional arrangements had not been applied		184.2	182.1	N/A
	Risk-weighted assets ('RWAs') ($bn)
7	Total RWAs		894.4	872.1	871.3
8	Total RWAs as if IFRS 9 transitional arrangements had not been applied		893.8	871.6	N/A
	Capital ratios (%)	3
9	CET1		14.5	14.6	14.5
10	CET1 as if IFRS 9 transitional arrangements had not been applied		14.4	14.5	N/A
11	Tier 1		17.6	17.4	17.3
12	Tier 1 as if IFRS 9 transitional arrangements had not been applied		17.5	17.3	N/A
13	Total capital		20.7	21.0	20.9
14	Total capital as if IFRS 9 transitional arrangements had not been applied		20.6	20.9	N/A
	Additional CET1 buffer requirements as a percentage of RWA (%)
	Capital conservation buffer requirement		1.88	N/A	1.25
	Countercyclical buffer requirement		0.34	N/A	0.22
	Bank G-SIB and/or D-SIB additional requirements		1.50	N/A	1.25
	Total of bank CET1 specific buffer requirements		3.72	N/A	2.72
	CET1 available after meeting the bank's minimum capital requirements	4	8.0	N/A	8.0
	Total Capital Requirement (%)
	Total Capital Requirement		11.5	N/A	N/A
	Leverage ratio
15	Total leverage ratio exposure measure ($bn)		2,707.9	2,556.4	2,557.1
16	Leverage ratio (%)	5	5.6	5.6	5.6
17	Leverage ratio as if IFRS 9 transitional arrangements had not been applied (%)	5	5.5	5.6	N/A
	Liquidity Coverage Ratio ('LCR')	6
	Total high-quality liquid assets ($bn)		533.1	N/A	512.6
	Total net cash outflow ($bn)		338.5	N/A	359.9
	LCR ratio (%)	7	157.5	N/A	142.2

*      The references identify the lines prescribed in the EBA template.

For footnotes, see page 26.

Own funds disclosure
		At
		31 Mar1	1 Jan1	31 Dec2
		2018	2018	2017
Ref*		$m	$m	$m
6	Common equity tier 1 capital before regulatory adjustments	163,401	158,923	158,557
28	Total regulatory adjustments to common equity tier 1	(33,755)	(31,613)	(32,413)
29	Common equity tier 1 capital	129,646	127,310	126,144
36	Additional tier 1 capital before regulatory adjustments	27,489	24,922	24,922
43	Total regulatory adjustments to additional tier 1 capital	(60)	(112)	(112)
44	Additional tier 1 capital	27,429	24,810	24,810
45	Tier 1 capital	157,075	152,120	150,954
51	Tier 2 capital before regulatory adjustments	28,661	31,517	31,932
57	Total regulatory adjustments to tier 2 capital	(545)	(503)	(503)
58	Tier 2 capital	28,116	31,014	31,429
59	Total capital	185,191	183,134	182,383
60	Total risk-weighted assets	894,400	872,089	871,337
	Capital ratios	%	%	%
61	Common equity tier 1 ratio	14.5	14.6	14.5
62	Tier 1 ratio	17.6	17.4	17.3
63	Total capital ratio	20.7	21.0	20.9
*      The references identify the lines prescribed in the EBA template.

For footnotes, see page 26.

Capital

Our CET1 capital ratio remained unchanged at 14.5%.

CET1 capital increased in the quarter by $3.5bn, mainly as a result of:

●     a $1.2bn IFRS 9 day one transitional impact, mainly due to classification and measurement changes;

●     $0.7bn of capital generation through profits, net of cash and scrip dividends; and

●     $1.9bn of favourable foreign currency translation differences.

In 2Q 2018, HSBC will change the way in which some of its capital securities are recognised in regulatory capital. The securities were previously recognised as grandfathered Tier 2 capital and will now be treated as fully eligible Tier 2 instruments. This change is expected to increase the Group's total capital ratio by an estimated 40bps to 21.1% based on figures as at 31 March 2018.

Leverage

Leverage ratio
		At
		31 Mar1	1 Jan1	31 Dec2
		2018	2018	2017
Ref*		$bn	$bn	$bn
20	Tier 1 capital	150.3	143.8	142.7
21	Total leverage ratio exposure	2,707.9	2,556.4	2,557.1
		%	%	%
22	Leverage ratio	5.6	5.6	5.6
EU-23	Choice on transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in	Fully phased-in
	UK leverage ratio exposure - quarterly average	2,444.9	2,351.2	2,351.4
		%	%	%
	UK leverage ratio - quarterly average	6.1	6.2	6.1
	UK leverage ratio - quarter end	6.0	6.1	6.1
*      The references identify the lines prescribed in the EBA template.

For footnotes, see page 26.

Our leverage ratio calculated in accordance with CRD IV was 5.6% at 31 March 2018, unchanged from 5.6% at 31 December 2017. Growth in tier 1 capital was offset by a rise in the leverage exposure measure.

The Group's UK leverage ratio at 31 March 2018 on a modified basis, excluding qualifying central bank balances, was 6.0%.

At 31 March 2018, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.5% and a countercyclical leverage ratio buffer of 0.1%. These additional buffers translate into capital values of $13.1bn and $2.9bn respectively. We comfortably exceeded these leverage requirements.

Risk-weighted assets

Overview of RWAs
		31 Mar1	1 Jan1	31 Dec2	31 Mar
		2018	2018	2017	2018
		RWA	RWA	RWA	Capital requirement8
Ref*		$bn	$bn	$bn	$bn
1	Credit risk (excluding counterparty credit risk)	638.1	624.0	623.9	51.1
2	- standardised approach	129.4	127.0	126.9	10.4
3	- foundation Internal Ratings Based ('IRB') approach	30.4	28.4	28.4	2.4
4	- advanced IRB approach	478.3	468.6	468.6	38.3
6	Counterparty credit risk	57.9	54.1	54.1	4.5
7	- mark-to-market	37.7	34.2	34.2	3.0
10	- internal model method	10.4	9.7	9.7	0.8
11	- risk exposure amount for contributions to the default fund of a central counterparty	0.6	0.7	0.7	-
12	- credit valuation adjustment	9.2	9.5	9.5	0.7
13	Settlement risk	0.1	0.4	0.4	-
14	Securitisation exposures in the non-trading book	14.8	15.2	15.3	1.1
15	- IRB ratings based method	11.3	11.9	12.0	0.9
16	- IRB supervisory formula method	-	0.2	0.2	-
17	- IRB internal assessment approach	1.7	1.5	1.5	0.1
18	- standardised approach	1.8	1.6	1.6	0.1
19	Market risk	43.2	38.9	38.9	3.5
20	- standardised approach	4.8	4.4	4.4	0.4
21	- internal models approach	38.4	34.5	34.5	3.1
23	Operational risk	92.7	92.7	92.7	7.4
25	- standardised approach	92.7	92.7	92.7	7.4
27	Amounts below the thresholds for deduction (subject to 250% risk weight)	47.6	46.8	46.0	3.8
29	Total	894.4	872.1	871.3	71.4
*      The references identify the lines prescribed in the EBA template.

For footnotes, see page 26.

RWAs by global business
	RBWM	CMB	GB&M	GPB	CorporateCentre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	98.5	290.3	177.3	13.9	120.5	700.5
Counterparty credit risk	-	-	56.1	0.2	1.7	58.0
Market risk	-	-	40.1	-	3.1	43.2
Operational risk	27.3	23.7	30.8	2.8	8.1	92.7
At 31 Mar 2018	125.8	314.0	304.3	16.9	133.4	894.4

RWAs by geographical region
		Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total
	Footnote	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk		231.6	292.7	47.9	100.0	28.3	700.5
Counterparty credit risk		29.2	14.2	1.0	12.1	1.5	58.0
Market risk	9	29.1	23.7	3.8	9.1	1.3	43.2
Operational risk		28.9	37.1	7.1	12.1	7.5	92.7
At 31 Mar 2018		318.8	367.7	59.8	133.3	38.6	894.4
For footnote, see page 26.

RWA movement by global businesses by key driver
	Credit risk, counterparty credit risk and operational risk
	RBWM	CMB	GB&M	GPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 31 Dec 2017	121.5	301.0	263.4	16.0	130.5	38.9	871.3
Asset size	2.0	5.1	2.6	0.4	(3.8)	4.5	10.8
Asset quality	0.4	1.3	(0.6)	0.3	1.6	-	3.0
Model updates	0.1	0.6	-	-	-	-	0.7
- new/updated models	0.1	0.6	-	-	-	-	0.7
Methodology and policy	0.5	1.9	(3.9)	-	0.3	(0.2)	(1.4)
- internal updates	0.7	1.7	(3.9)	-	(0.5)	(0.2)	(2.2)
- external updates	(0.2)	0.2	-	-	0.8	-	0.8
Foreign exchange movements	1.3	4.1	2.7	0.2	1.7	-	10.0
Total RWA movement	4.3	13.0	0.8	0.9	(0.2)	4.3	23.1
RWAs at 31 Mar 2018	125.8	314.0	264.2	16.9	130.3	43.2	894.4

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 31 Dec 2017	282.6	334.3	55.9	124.2	35.4	38.9	871.3
Asset size	(2.8)	6.6	0.1	1.9	0.5	4.5	10.8
Asset quality	2.4	1.6	(0.1)	(1.1)	0.2	-	3.0
Model updates	0.7	-	-	-	-	-	0.7
- new/updated models	0.7	-	-	-	-	-	0.7
Methodology and policy	(0.8)	(0.6)	0.3	-	(0.1)	(0.2)	(1.4)
- internal updates	(0.8)	(1.0)	(0.1)	(0.1)	-	(0.2)	(2.2)
- external updates	-	0.4	0.4	0.1	(0.1)	-	0.8
Foreign exchange movements	7.6	2.1	(0.2)	(0.8)	1.3	-	10.0
Total RWA movement	7.1	9.7	0.1	-	1.9	4.3	23.1
RWAs at 31 Mar 2018	289.7	344.0	56.0	124.2	37.3	43.2	894.4

RWAs

RWAs increased by $23.1bn, including an increase of $10.0bn due to foreign currency translation differences.

The resulting increase of $13.1bn (excluding foreign currency translation differences) was primarily due to asset size growth of $10.8bn  and asset quality changes of $3.0bn.

The following comments describe RWA movements for the three month period to 31 March 2018, excluding foreign currency translation differences.

Asset size

Asset size movements were principally driven by exposure growth and movements in market parameters which increased counterparty credit risk and market risk RWAs by $8.2bn.

Lending growth of $2.6bn was driven by CMB ($5.2bn) and RBWM ($2.0bn) and mainly concentrated in Asia, North America and Europe. This was partly offset by reductions in Corporate Centre ($3.7bn) and GB&M ($1.3bn).

Asset quality changes

Asset quality movements increased RWAs by $4.1bn, mainly reflecting changes in portfolio mix in Europe ($2.4bn) and Asia ($1.6bn).  These changes were partly offset by changes in the North American portfolio which reduced RWAs by $1.1bn.

Methodology and policy

The $2.2bn decrease reported in internal updates derives from management initiatives, mainly taking the form of process improvements and refined calculations ($1.4bn) and trade actions ($0.4bn). The partly offsetting $0.8bn increase in external updates arises from the Group's adoption of IFRS 9 'Financial Instruments' and the EU's related regulatory transitional arrangements.

RWA flow statements of credit risk exposures under IRB approach10
		RWA	Capital requirement8
		$bn	$bn
1	RWAs at 31 Dec 2017	497.0	39.8
2	Asset size	2.8	0.2
3	Asset quality	2.0	0.2
4	Model updates	0.7	0.1
5	Methodology and policy	(0.7)	(0.1)
7	Foreign exchange movements	6.9	0.5
9	RWAs at 31 Mar 2018	508.7	40.7
  For footnotes, see page 26.

RWAs under the IRB approach increased by $11.7bn including an increase of $6.9bn due to foreign currency translation differences. The remaining increase of $4.8bn was principally due to organic book growth of $2.8bn in Asia and a movement in asset quality of $2.0bn reflecting the changes in portfolio mix in Europe and Asia.

RWA flow statements of counterparty credit risk exposures under the IMM
		RWA	Capital requirement8
		$bn	$bn
1	RWAs at 31 Dec 2017	12.5	1.0
2	Asset size	0.3	-
5	Methodology and policy	(0.1)	-
9	RWAs at 31 Mar 2018	12.7	1.0
   For footnote, see page 26.

    RWAs under the IMM increased by $0.2bn, mainly as a result of increases in asset size driven by mark-to-market movements.

RWA flow statements of market risk exposures under the IMA
		VaR	StressedVaR	IRC	Other	Total RWA	Capital requirement8
		$bn	$bn	$bn	$bn	$bn	$bn
1	RWAs at 31 Dec 2017	8.3	14.3	10.0	1.9	34.5	2.8
2	Movement in risk levels	1.2	-	1.4	1.5	4.1	0.3
4	Methodology and policy	-	-	(0.2)	-	(0.2)	-
8	RWAs at 31 Mar 2018	9.5	14.3	11.2	3.4	38.4	3.1
For footnote, see page 26.

RWAs under the IMA increased by $3.9bn mainly due to increased risk levels in Europe and Asia as a result of:

●     higher volatility and exposure that added $1.2bn to VaR;

●     high grade sovereign exposure that added $1.4bn to the incremental risk charge; and

●     increased exposure and currency depreciation that added $1.5bn to other market risk measures.

Footnotes to capital, leverage and risk-weighted assets
1	Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation.
2	All figures presented as reported under IAS 39 at 31 December 2017.
3	Capital figures and ratios are reported on the CRD IV transitional basis for additional tier 1 and tier 2 capital in accordance with articles 484-92 of the Capital Requirements Regulation.
4	The minimum requirements include the total capital requirement to be met by CET1, comprised of the Pillar 1 and Pillar 2A requirements set by the Prudential Regulation Authority.
5	Leverage ratio is calculated using the CRD IV end-point basis for additional tier 1 capital.
6	The EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation do not apply to liquidity coverage measures.
7	LCR is calculated as at the end of each period rather than using average values.
8	'Capital requirement' represents the minimum total capital charge set at 8% of RWAs by article 92 of the Capital Requirements Regulation.
9	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
10	Securitisation positions are not included in this table.

Summary information - global businesses

HSBC adjusted profit before tax
	Quarter ended 31 Mar 2018
	Retail Bankingand WealthManagement	CommercialBanking	GlobalBanking andMarkets	GlobalPrivateBanking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net interest income	3,799	2,517	1,181	223	(264)	7,456
Net fee income	1,497	952	863	207	(12)	3,507
Net income from financial instruments held for trading or managed on a fair value basis2,3	116	148	2,077	48	23	2,412
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss2	(143)	(12)	-	-	-	(155)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss2	(59)	4	112	-	60	117
Other income1,3	459	90	(85)	4	45	513
Net operating income before change in expected credit losses and other credit impairment charges	5,669	3,699	4,148	482	(148)	13,850
Change in expected credit losses and other credit impairment charges/(recoveries)	(303)	64	(22)	3	88	(170)
Net operating income	5,366	3,763	4,126	485	(60)	13,680
Total operating expenses	(3,463)	(1,652)	(2,413)	(372)	(345)	(8,245)
Operating profit	1,903	2,111	1,713	113	(405)	5,435
Share of profit in associates and joint ventures	3	-	-	-	595	598
Adjusted profit before tax	1,906	2,111	1,713	113	190	6,033
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	31.6	35.0	28.4	1.9	3.1	100.0
Adjusted cost efficiency ratio	61.1	44.7	58.2	77.2	(233.1)	59.5

	Quarter ended 31 Dec 2017
Net interest income	3,684	2,462	1,482	216	(356)	7,488
Net fee income	1,295	898	771	179	(27)	3,116
Net income from financial instruments held for trading or managed on a fair value basis2,3	122	159	1,087	32	638	2,038
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss2	630	(6)	-	10	-	634
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss2	N/A	N/A	N/A	N/A	N/A	N/A
Other income/(expense)1,3	(602)	19	123	(7)	(127)	(594)
Net operating income/(expense) before loan impairment charges and other credit risk provisions	5,129	3,532	3,463	430	128	12,682
Loan impairment (charges)/recoveries and other credit risk provisions	(188)	(198)	(392)	1	95	(682)
Net operating income/(expense)	4,941	3,334	3,071	431	223	12,000
Total operating expenses	(3,527)	(1,613)	(2,237)	(338)	(1,226)	(8,941)
Operating profit/(loss)	1,414	1,721	834	93	(1,003)	3,059
Share of profit in associates and joint ventures	16	-	-	-	558	574
Adjusted profit/(loss) before tax	1,430	1,721	834	93	(445)	3,633
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	39.4	47.4	23.0	2.6	(12.4)	100.0
Adjusted cost efficiency ratio	68.8	45.7	64.6	78.6	957.8	70.5
  For footnotes, see page 30.

HSBC adjusted profit before tax (continued)
	Quarter ended 31 Mar 2017
	Retail Bankingand WealthManagement	CommercialBanking	GlobalBanking andMarkets	GlobalPrivateBanking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net interest income	3,484	2,220	1,100	197	86	7,087
Net fee income/(expense)	1,272	959	959	184	4	3,378
Net income from financial instruments held for trading or managed on a fair value basis2,3	139	128	1,932	53	73	2,325
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss2	1,007	(13)	-	12	-	1,006
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss2	N/A	N/A	N/A	N/A	N/A	N/A
Other income/(expense)1,3	(689)	58	151	(9)	204	(285)
Net operating income before loan impairment charges and other credit risk provisions	5,213	3,352	4,142	437	367	13,511
Loan impairment charges and other credit risk provisions	(311)	10	21	(1)	41	(240)
Net operating income	4,902	3,362	4,163	436	408	13,271
Total operating expenses	(3,096)	(1,474)	(2,357)	(362)	(332)	(7,621)
Operating profit	1,806	1,888	1,806	74	76	5,650
Share of profit in associates and joint ventures	9	-	-	-	551	560
Adjusted profit before tax	1,815	1,888	1,806	74	627	6,210
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	29.2	30.4	29.1	1.2	10.1	100.0
Adjusted cost efficiency ratio	59.4	44.0	56.9	82.8	90.5	56.4
For footnotes, see page 30.

Global Private Banking - reported client assets4
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2018	2017	2017
	$bn	$bn	$bn
Opening balance	330	327	298
Net new money	3	(4)	1
- of which: areas targeted for growth	5	2	5
Value change	(2)	4	7
Disposals	-	(1)	(7)
Exchange and other	-	4	7
Closing balance	331	330	306
For footnotes, see page 30.

Global Private Banking - reported client assets by geography4
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2018	2017	2017
	$bn	$bn	$bn
Europe	162	161	153
Asia	131	130	111
North America	38	39	42
Latin America	-	-	-
Middle East5	-	-	-
Closing balance	331	330	306
For footnotes, see page 30.

Summary information - geographical regions

HSBC reported profit/(loss) before tax
	Quarter ended 31 Mar 2018
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,739	3,831	461	870	528	27	7,456
Net fee income	1,087	1,678	157	444	141	-	3,507
Net income from financial instruments held for trading or managed on a fair value basis2,3	1,155	956	42	212	121	(102)	2,384
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss2	(227)	70	-	-	2	-	(155)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss2	155	(34)	5	10	8	(27)	117
Other income1,3	561	806	11	89	(3)	(1,063)	401
Net operating income before change in expected credit losses and other credit impairment charges	4,470	7,307	676	1,625	797	(1,165)	13,710
Change in expected credit losses and other credit impairment charges/(recoveries)	(62)	(32)	(4)	47	(119)	-	(170)
Net operating income	4,408	7,275	672	1,672	678	(1,165)	13,540
Total operating expenses	(4,437)	(2,986)	(343)	(2,268)	(514)	1,165	(9,383)
Operating profit/(loss)	(29)	4,289	329	(596)	164	-	4,157
Share of profit in associates and joint ventures	11	479	108	-	-	-	598
Profit/(loss) before tax	(18)	4,768	437	(596)	164	-	4,755
	%	%	%	%	%		%
Share of HSBC's profit before tax	(0.4)	100.3	9.2	(12.5)	3.4		100.0
Cost efficiency ratio	99.3	40.9	50.7	139.6	64.5		68.4

	Quarter ended 31 Dec 2017
Net interest income	1,684	3,822	440	848	551	(73)	7,272
Net fee income	957	1,364	149	462	133	-	3,065
Net income from financial instruments held for trading or managed on a fair value basis2,3	897	709	26	153	139	73	1,997
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss2	183	428	-	-	16	-	627
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss2	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other income/(expense)1,3	262	46	23	335	4	(1,330)	(660)
Net operating income before loan impairment charges and other credit risk provisions	3,983	6,369	638	1,798	843	(1,330)	12,301
Loan impairment charges and other credit risk provisions	(506)	(26)	(32)	31	(125)	-	(658)
Net operating income	3,477	6,343	606	1,829	718	(1,330)	11,643
Total operating expenses	(5,874)	(3,127)	(357)	(1,308)	(559)	1,330	(9,895)
Operating profit/(loss)	(2,397)	3,216	249	521	159	-	1,748
Share of profit in associates and joint ventures	11	454	84	-	7	-	556
Profit/(loss) before tax	(2,386)	3,670	333	521	166	-	2,304
	%	%	%	%	%		%
Share of HSBC's profit before tax	(103.6)	159.3	14.5	22.6	7.2		100.0
Cost efficiency ratio	147.5	49.1	56.0	72.7	66.3		80.4
                                 For footnotes, see page 30.

HSBC reported profit/(loss) before tax (continued)
	Quarter ended 31 Mar 2017
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,704	3,332	407	894	488	(38)	6,787
Net fee income	1,043	1,406	158	494	123	-	3,224
Net income from financial instruments held for trading or managed on a fair value basis2,3	962	906	83	114	84	38	2,187
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss2	298	651	-	-	15	-	964
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss2	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other income1,3	206	245	5	274	25	(924)	(169)
Net operating income before loan impairment charges and other credit risk provisions	4,213	6,540	653	1,776	735	(924)	12,993
Loan impairment charges and other credit risk provisions	5	(167)	(57)	106	(123)	-	(236)
Net operating income	4,218	6,373	596	1,882	612	(924)	12,757
Total operating expenses	(4,428)	(2,694)	(322)	(1,310)	(498)	924	(8,328)
Operating profit	(210)	3,679	274	572	114	-	4,429
Share of profit/(loss) in associates and joint ventures	4	415	113	-	-	-	532
Profit before tax	(206)	4,094	387	572	114	-	4,961
	%	%	%	%	%		%
Share of HSBC's profit before tax	(4.2)	82.6	7.8	11.5	2.3		100.0
Cost efficiency ratio	105.1	41.2	49.3	73.8	67.8		64.1

Footnotes to summary information - global businesses and geographical regions
1
Other income in this context comprises where applicable changes in fair value of long-term debt and related derivatives, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

2
The classification and measurement requirements under IFRS 9, which was adopted from 1 January 2018, are based on an entity's assessment of both the business model for managing the assets and the contractual cash flow characteristics of the assets. The standard contains a classification for items measured mandatorily at fair value through profit or  loss as a residual category. Given its residual nature, the presentation of the income statement has been updated to separately present items in this category which are of a dissimilar nature or function, in line with IAS 1 'Presentation of Financial Statements' requirements. Comparative data have been re-presented. There is no net impact on Total operating income.

3
Prior to 2018 foreign exchange exposure on some financial instruments designated at fair value was presented in the same line in the income statement as the underlying fair value movement on these instruments. In 2018 we have grouped the presentation of the entire effect of foreign exchange exposure in profit or loss and presented it within 'Net income from financial instruments held for trading or managed on a fair value basis'. Comparative data have been re-presented. There is no net impact on Total operating income and the impact on 'Changes in fair value of long-term debt and related derivatives' is $563m in 4Q17 and $84m in 1Q17.

4
Client assets are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group's balance sheet, and customer deposits, which are reported on the Group's balance sheet.

5	'Middle East' is an offshore business, therefore client assets are booked across to various regions, primarily in Europe.

Appendix - selected information
Supplementary analysis of significant items by global business is presented below.

Reconciliation of reported and adjusted results - global businesses
	Quarter ended 31 Mar 2018
	Retail Banking and WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	5,669	3,699	4,178	482	(318)	13,710
Significant items	-	-	(30)	-	170	140
- disposals, acquisitions and investment in new businesses	-	-	-	-	112	112
- fair value movement on financial instruments	-	-	(30)	-	58	28
Adjusted	5,669	3,699	4,148	482	(148)	13,850
Change in expected credit losses and other credit impairment charges/(recoveries)
Reported	(303)	64	(22)	3	88	(170)
Adjusted	(303)	64	(22)	3	88	(170)
Operating expenses
Reported	(3,573)	(1,653)	(2,387)	(415)	(1,355)	(9,383)
Significant items	110	1	(26)	43	1,010	1,138
- costs of structural reform	1	1	7	-	117	126
- customer redress programmes	93	-	-	-	-	93
- disposals, acquisitions and investment in new businesses	-	-	-	2	-	2
- restructuring and other related costs	-	-	-	-	20	20
- settlements and provisions in connection with legal and regulatory matters	16	-	(33)	41	873	897
Adjusted	(3,463)	(1,652)	(2,413)	(372)	(345)	(8,245)
Share of profit in associates and joint ventures
Reported	3	-	-	-	595	598
Adjusted	3	-	-	-	595	598
Profit/(loss) before tax
Reported	1,796	2,110	1,769	70	(990)	4,755
Significant items	110	1	(56)	43	1,180	1,278
- revenue	-	-	(30)	-	170	140
- operating expenses	110	1	(26)	43	1,010	1,138
Adjusted	1,906	2,111	1,713	113	190	6,033

Reconciliation of reported and adjusted results - global businesses (continued)
	Quarter ended 31 Dec 2017
	Retail Bankingand WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	5,057	3,366	3,256	420	202	12,301
Currency translation	68	58	72	10	28	236
Significant items	4	108	135	-	(102)	145
- customer redress programmes	-	103	2	-	-	105
- disposals, acquisitions and investment in new businesses	4	-	99	-	(24)	79
- fair value movement on financial instruments	-	-	33	-	(78)	(45)
- currency translation on significant items	-	5	1	-	-	6
Adjusted	5,129	3,532	3,463	430	128	12,682
LICs
Reported	(186)	(190)	(373)	1	90	(658)
Currency translation	(2)	(8)	(19)	-	5	(24)
Adjusted	(188)	(198)	(392)	1	95	(682)
Operating expenses
Reported	(3,751)	(1,619)	(2,325)	(512)	(1,688)	(9,895)
Currency translation	(68)	(29)	(63)	(15)	(44)	(219)
Significant items	292	35	151	189	506	1,173
- costs to achieve	46	24	97	(2)	490	655
- costs of structural reform	6	3	4	-	118	131
- customer redress programmes	254	16	2	-	-	272
- disposals, acquisitions and investment in new businesses	-	-	-	30	9	39
- gain on partial settlement of pension obligation	(26)	(9)	(9)	(3)	(141)	(188)
- settlements and provisions in connection with legal and regulatory matters	-	-	50	164	14	228
- currency translation on significant items	12	1	7	-	16	36
Adjusted	(3,527)	(1,613)	(2,237)	(338)	(1,226)	(8,941)
Share of profit in associates and joint ventures
Reported	16	-	-	-	540	556
Currency translation	-	-	-	-	18	18
Adjusted	16	-	-	-	558	574
Profit/(loss) before tax
Reported	1,136	1,557	558	(91)	(856)	2,304
Currency translation	(2)	21	(10)	(5)	7	11
Significant items	296	143	286	189	404	1,318
- revenue	4	108	135	-	(102)	145
- operating expenses	292	35	151	189	506	1,173
Adjusted	1,430	1,721	834	93	(445)	3,633

Reconciliation of reported and adjusted results - global businesses (continued)
	Quarter ended 31 Mar 2017
	Retail Bankingand WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	5,082	3,191	3,789	419	512	12,993
Currency translation	204	161	248	22	25	660
Significant items	(73)	-	105	(4)	(170)	(142)
- disposals, acquisitions and investment in new businesses	(73)	-	-	(4)	(79)	(156)
- fair value movement on financial instruments	-	-	97	-	(91)	6
- currency translation on significant items	-	-	8	-	-	8
Adjusted	5,213	3,352	4,142	437	367	13,511
LICs
Reported	(296)	3	20	(1)	38	(236)
Currency translation	(15)	7	1	-	3	(4)
Adjusted	(311)	10	21	(1)	41	(240)
Operating expenses
Reported	(3,276)	(1,398)	(2,245)	(344)	(1,065)	(8,328)
Currency translation	(187)	(75)	(165)	(18)	(68)	(513)
Significant items	367	(1)	53	-	801	1,220
- costs to achieve	125	(1)	48	-	661	833
- costs of structural reform	-	-	-	-	83	83
- customer redress programmes	210	-	-	-	-	210
- currency translation on significant items	32	-	5	-	57	94
Adjusted	(3,096)	(1,474)	(2,357)	(362)	(332)	(7,621)
Share of profit in associates and joint ventures
Reported	9	-	-	-	523	532
Currency translation	-	-	-	-	28	28
Adjusted	9	-	-	-	551	560
Profit/(loss) before tax
Reported	1,519	1,796	1,564	74	8	4,961
Currency translation	2	93	84	4	(12)	171
Significant items	294	(1)	158	(4)	631	1,078
- revenue	(73)	-	105	(4)	(170)	(142)
- operating expenses	367	(1)	53	-	801	1,220
Adjusted	1,815	1,888	1,806	74	627	6,210

Reconciliation of reported and adjusted risk-weighted assets
	At 31 Mar 2018
	Retail Bankingand WealthManagement	CommercialBanking	Global Banking and Markets	Global PrivateBanking	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	125.8	314.0	304.3	16.9	133.4	894.4
Disposals	-	-	-	-	(2.7)	(2.7)
- Brazil operations	-	-	-	-	(2.6)	(2.6)
- Lebanon operations	-	-	-	-	(0.1)	(0.1)
Adjusted	125.8	314.0	304.3	16.9	130.7	891.7

	At 31 Dec 2017
Risk-weighted assets
Reported	121.5	301.0	299.3	16.0	133.5	871.3
Currency translation	1.3	4.1	2.7	0.2	1.7	10.0
Disposals	-	-	-	-	(2.7)	(2.7)
- Brazil operations	-	-	-	-	(2.6)	(2.6)
- Lebanon operations	-	-	-	-	(0.1)	(0.1)
Adjusted	122.8	305.1	302.0	16.2	132.5	878.6

	At 31 Mar 2017
Risk-weighted assets
Reported	113.5	280.6	296.0	15.4	152.4	857.9
Currency translation	3.2	14.1	8.8	0.5	4.2	30.8
Disposals	(0.2)	(0.4)	-	-	(5.7)	(6.3)
- Brazil operations	-	-	-	-	(5.2)	(5.2)
- Lebanon operations	(0.2)	(0.4)	-	-	(0.5)	(1.1)
Adjusted	116.5	294.3	304.8	15.9	150.9	882.4

Reconciliation of reported and adjusted results - geographical regions
	Quarter ended 31 Mar 2018
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	4,470	7,307	676	1,625	797	13,710	3,481	4,667
Significant items	46	(12)	-	90	16	140	48	1
- disposals, acquisitions and investment in new businesses	-	-	-	95	17	112	-	-
- fair value movement on financial instruments	46	(12)	-	(5)	(1)	28	48	1
Adjusted1	4,516	7,295	676	1,715	813	13,850	3,529	4,668
ECL
Reported	(62)	(32)	(4)	47	(119)	(170)	(57)	(14)
Adjusted	(62)	(32)	(4)	47	(119)	(170)	(57)	(14)
Operating expenses
Reported1	(4,437)	(2,986)	(343)	(2,268)	(514)	(9,383)	(3,446)	(1,510)
Significant items	194	-	-	944	-	1,138	136	-
- costs of structural reform	125	1	-	-	-	126	112	1
- customer redress programmes	93	-	-	-	-	93	93	-
- disposals, acquisitions and investment in new businesses	2	-	-	-	-	2	-	-
- restructuring and other related costs	20	-	-	-	-	20	20	-
- settlements and provisions in connection with legal and regulatory matters	(46)	(1)	-	944	-	897	(89)	(1)
Adjusted1	(4,243)	(2,986)	(343)	(1,324)	(514)	(8,245)	(3,310)	(1,510)
Share of profit in associates and joint ventures
Reported	11	479	108	-	-	598	11	6
Adjusted	11	479	108	-	-	598	11	6
Profit/(loss) before tax
Reported	(18)	4,768	437	(596)	164	4,755	(11)	3,149
Significant items	240	(12)	-	1,034	16	1,278	184	1
- revenue	46	(12)	-	90	16	140	48	1
- operating expenses	194	-	-	944	-	1,138	136	-
Adjusted	222	4,756	437	438	180	6,033	173	3,150
1      Amounts are non-additive across geographical regions due to intra-Group transactions.

Reconciliation of reported and adjusted results - geographical regions (continued)
	Quarter ended 31 Dec 2017
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	3,983	6,369	638	1,798	843	12,301	2,895	3,998
Currency translation1	216	48	1	2	(21)	236	164	(9)
Significant items	40	121	-	3	(19)	145	34	12
- customer redress programmes	105	-	-	-	-	105	105	-
- disposals, acquisitions and investment in new businesses	-	99	-	(1)	(19)	79	-	-
- fair value movement on financial instruments	(71)	22	-	4	-	(45)	(77)	12
- currency translation on significant items	6	-	-	-	-	6	6	-
Adjusted1	4,239	6,538	639	1,803	803	12,682	3,093	4,001
LICs
Reported	(506)	(26)	(32)	31	(125)	(658)	(380)	19
Currency translation	(24)	(1)	-	-	1	(24)	(18)	-
Adjusted	(530)	(27)	(32)	31	(124)	(682)	(398)	19
Operating expenses
Reported1	(5,874)	(3,127)	(357)	(1,308)	(559)	(9,895)	(4,886)	(1,598)
Currency translation1	(211)	(33)	-	(1)	16	(219)	(167)	4
Significant items	1,051	186	13	(103)	26	1,173	840	91
- costs to achieve	369	167	13	78	28	655	345	74
- costs of structural reform	131	-	-	-	-	131	124	-
- customer redress programmes	272	-	-	-	-	272	272	-
- disposals, acquisitions and investment in new businesses	32	-	-	7	-	39	-	-
- gain on partial settlement of pension obligation	-	-	-	(188)	-	(188)	-	-
- settlements and provisions in connection with legal and regulatory matters	211	17	-	-	-	228	64	17
- currency translation on significant items	36	2	-	-	(2)	36	35	-
Adjusted1	(5,034)	(2,974)	(344)	(1,412)	(517)	(8,941)	(4,213)	(1,503)
Share of profit in associates and joint ventures
Reported	11	454	84	-	7	556	11	9
Currency translation	-	18	-	-	-	18	-	-
Adjusted	11	472	84	-	7	574	11	9
Profit/(loss) before tax
Reported	(2,386)	3,670	333	521	166	2,304	(2,360)	2,428
Currency translation	(19)	32	1	1	(4)	11	(21)	(5)
Significant items	1,091	307	13	(100)	7	1,318	874	103
- revenue	40	121	-	3	(19)	145	34	12
- operating expenses	1,051	186	13	(103)	26	1,173	840	91
Adjusted	(1,314)	4,009	347	422	169	3,633	(1,507)	2,526
1      Amounts are non-additive across geographical regions due to intra-Group transactions.

Reconciliation of reported and adjusted results - geographical regions (continued)
	Quarter ended 31 Mar 2017
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	4,213	6,540	653	1,776	735	12,993	3,018	4,107
Currency translation1	579	100	(2)	17	(6)	660	406	(34)
Significant items	(48)	47	-	(142)	1	(142)	(55)	22
- disposals, acquisitions and investment in new businesses	(4)	-	-	(152)	-	(156)	-	-
- fair value movement on financial instruments	(51)	46	-	10	1	6	(60)	22
- currency translation on significant items	7	1	-	-	-	8	5	-
Adjusted1	4,744	6,687	651	1,651	730	13,511	3,369	4,095
LICs
Reported	5	(167)	(57)	106	(123)	(236)	16	(155)
Currency translation	-	1	-	2	(7)	(4)	1	1
Adjusted	5	(166)	(57)	108	(130)	(240)	17	(154)
Operating expenses
Reported1	(4,428)	(2,694)	(322)	(1,310)	(498)	(8,328)	(3,546)	(1,393)
Currency translation1	(477)	(63)	2	(11)	8	(513)	(350)	12
Significant items	944	171	8	83	14	1,220	907	74
- costs to achieve	563	167	8	82	13	833	531	75
- costs of structural reform	83	-	-	-	-	83	83	-
- customer redress programmes	210	-	-	-	-	210	210	-
- currency translation on significant items	88	4	-	1	1	94	83	(1)
Adjusted1	(3,961)	(2,586)	(312)	(1,238)	(476)	(7,621)	(2,989)	(1,307)
Share of profit in associates and joint ventures
Reported	4	415	113	-	-	532	5	7
Currency translation	(6)	34	-	-	-	28	(6)	-
Adjusted	(2)	449	113	-	-	560	(1)	7
Profit/(loss) before tax
Reported	(206)	4,094	387	572	114	4,961	(507)	2,566
Currency translation	96	72	-	8	(5)	171	51	(21)
Significant items	896	218	8	(59)	15	1,078	852	96
- revenue	(48)	47	-	(142)	1	(142)	(55)	22
- operating expenses	944	171	8	83	14	1,220	907	74
Adjusted	786	4,384	395	521	124	6,210	396	2,641
1      Amounts are non-additive across geographical regions due to intra-Group transactions.

First interim dividend for 2018
The Directors of HSBC Holdings plc have declared a first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2018 in accordance with their intention, as set out in the

Annual Report and Accounts 2017

, to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend. The ordinary shares in London, Hong Kong, Paris and Bermuda and the American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 17 May 2018. The dividend will be payable on 5 July 2018 to holders of record on 18 May 2018.

The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 25 June 2018. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 31 May 2018 and elections must be received by 21 June 2018.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 5 July 2018 to the holders of record on 18 May 2018. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 7 May, 25 May and 6 July 2018.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 5 July 2018 to holders of record on 18 May 2018. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be sent to holders on or about 31 May 2018 and elections will be required to be made by 15 June 2018. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Any person who has acquired ordinary shares registered on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register but who has not lodged the share transfer with the Principal Registrar, Hong Kong or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 18 May 2018 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register on 18 May 2018. Any person wishing to remove or transfer ordinary shares to or from each register must do so before 4.00pm local time on 17 May 2018.

Transfer of ADSs must be lodged with the depositary by 11.00am local time on 18 May 2018 to receive the dividend.

Dividend on 6.20% non-cumulative US dollar preference shares, series A ('Series A Dollar Preference Shares')

In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of $1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 15 March, 15 June,

15 September and 15 December 2018 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of $0.3875 per Series A American Depositary Share for the quarter ending 15 June 2018.

The dividend will be payable on 15 June 2018 to holders of record on 31 May 2018.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12.00pm local time on 31 May 2018 in order to receive the dividend.

For and on behalf of

HSBC Holdings plc

Ben J S Mathews

Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Mark Tucker*, John Flint,  Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Irene Lee†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

*      Non-executive Group Chairman.

†    Independent non-executive Director.

Terms and abbreviations

1Q18	First quarter of 2018
1Q17	First quarter of 2017
4Q17	Fourth quarter of 2017
Adjusted RoRWA	Adjusted return on average risk-weighted assets
AFS	Available for sale
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
C&L	Credit and Lending
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CML	Consumer and Mortgage Lending (US)
Corporate Centre
In December 2016, certain functions were combined to create a Corporate Centre. These include Balance Sheet Management, legacy businesses and interests in associates and joint ventures. The Corporate Centre also includes the results of our financing operations, central support costs with associated recoveries and the UK bank levy

Costs to achieve	Transformation costs to deliver the cost reduction and productivity outcomes outlined in the Investor Update in June 2015
CRD IV	Capital Requirements Directive IV
D-SIB	Domestic systemically important bank
EBA	European Banking Authority
ECL	Expected credit losses and other credit impairment charges
FTEs	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
GB&M	Global Banking and Markets, a global business
GLCM	Global Liquidity and Cash Management
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB	Global systemically important bank
GTRF	Global Trade and Receivables Finance
IAS	International Accounting Standards
IFRSs	International Financial Reporting Standards
IMA	Internal Models Approach
IMM	Internal Model Method
IRB	Internal ratings based
Jaws
The difference between the rate of growth of revenue and the rate of growth of costs. Positive jaws is where the revenue growth rate exceeds the cost growth rate. We calculate this on an adjusted basis

JV	Joint venture
LCR	Liquidity coverage ratio
Legacy credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading portfolios, credit correlation portfolios and derivative transactions entered into directly with monoline insurers

LICs	Loan impairment charges and other credit risk provisions
MENA	Middle East and North Africa
PBT	Profit before tax
POCI	Purchased or originated credit-impaired
RBWM	Retail Banking and Wealth Management, a global business
Revenue	Net operating income before ECL/LICs
RMBS	Residential mortgage-backed securities
RWAs	Risk-weighted assets
$m/$bn	United States dollar millions/billions
VaR	Value at risk

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/1046N_1-2018-5-3.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ Ben J S Mathews
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 04 May 2018